Dechert LLP
1775 I Street, N.W.
Washington, D.C. 20006
202.261.3300

February 19, 2004

Mr. James O'Connor
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0505

Re:	HSBC Investor Funds - File Nos. 033-07647 811-04782 Request for Withdrawal of Amendment to Registration Statement on Form N-1A

Dear Mr. O'Connor:

On behalf of HSBC Investor Funds (the "Trust"), an open-end management investment company registered under the Investment Company Act of 1940, as amended (the "1940 Act"), we hereby request the withdrawal of Post-Effective Amendment No. 85 to the Trust's registration statement on Form N-1A (the "Registration Statement"), which was duly submitted via EDGAR and accepted by the Securities and Exchange Commission on January 16, 2004. Post-Effective Amendment No. 85 was filed to add a new series to the Trust (the HSBC Investor Small/Mid Cap Value Fund). The Trust has decided not to add the new series at this time. Should it decide later to add such a series, it will file another post-effective amendment to its registration statement. Accordingly, the withdrawal of Post-Effective Amendment No. 85 is requested at this time.

The Trust's request for withdrawal of Post-Effective Amendment No. 85 is made pursuant to Rule 477(a) under the Securities Act of 1933.

Sincerely,

/s/ Cynthia D. Baughman